STOCK PURCHASE AND RESTRUCTURING AGREEMENT

     This STOCK PURCHASE AND RESTRUCTURING AGREEMENT is dated as of the 29th day of October, 1999, among Michael D. Herman, an individual resident of Colorado Springs, Colorado ("Purchaser"); Wyoming Oil & Minerals, Inc., a Wyoming corporation (the "Company"); Jack C. Bradley, an individual resident of Casper, Wyoming ("Bradley"); Jess A. Tolerton, an individual resident of Cheyenne, Wyoming ("Tolerton") (Bradley and Tolerton sometimes collectively referred to as the "Principals");
and The Hawks Company Limited Partnership, a Wyoming limited partnership ("Hawks").

                       W I T N E S S E T H:

     WHEREAS, Purchaser desires to acquire certain newly-issued shares of common stock in the Company, as hereinafter provided; and

     WHEREAS, the Company and Purchaser wish to enter into various other arrangements as described herein.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed:

1    TRANSACTIONS TO BE CONSUMMATED.

1.1 Stock Purchase. Not later than seven (7) days after full execution of this Agreement, Purchaser shall purchase from the Company, and the Company shall sell to Purchaser, 7,400,000 shares of newly-issued common stock of the Company (the "Stock") at a price of $0.01 per share, payable in the form of a certified check or via wire transfer of funds. Upon delivery of the purchase price by Purchaser to the Company, the Company shall deliver to Julia K. O'Neill, as escrow agent, a certificate representing the Stock, which she shall hold in accordance with an Escrow Agreement in the form attached hereto as Exhibit A.

1.2 Termination of Personal Guaranty. Prior to or at the shareholders' meeting described in Section 1.4 below, the personal guaranties of Bradley on Company debt in the approximate amount of $50,000 owed to Security First Bank shall be terminated by way of payoff of such debt by the Company with new funds infused by efforts of Purchaser, or by substitution of guarantor(s) acceptable to said bank.

1.3 Inter-Company Accounts. On or before the date which is 90 days after the Meeting Date (as hereinafter defined), the following Company debts shall be paid in full by the Company with new funds infused by efforts of Purchaser:

                    Manewall-Bradley Oil Company       $50,000
                    Manx Oil Corporation               $47,931
                    Hawks Company Limited Partnership  $56,829
                    Lolly Martin                       $25,000
                    Linda Allen                        $25,000
                    Jack and Lola Bradley              $ 3,750

1.4 Shareholders' Meeting. Upon full execution of this Agreement, the parties shall immediately undertake to prepare, file and prosecute to clearance with the Securities and Exchange Commission (the "SEC") preliminary proxy materials which will allow for a shareholders' meeting (the "Meeting") of the Company to be held as soon as possible, for the following purposes:

     1.4.1 To elect a Board of Directors, the nominees for which shall be Gerard Laheney, Purchaser, Raymond Mason and Bradley;

     1.4.2 To authorize an amendment to the Company's Articles of Incorporation which shall effectuate a reverse split at the ratio of 1 share per every 100 shares, no fractional shares to be issued, fractional shares to be rounded up to whole shares; and

     1.4.3 To authorize 2,000,000 shares of "blank check" preferred stock for acquisition purposes.

     Purchaser's counsel shall prepare such materials on behalf of the Company and shall submit same to counsel to the Company for approval prior to any filing with the SEC, including response filings to comment letters, if any. The Company shall pay the legal fees for preparation of such materials, which shall not exceed $5,000. Counsel to the Company shall respond in writing to Purchaser's counsel with approval or specific comments to any such submission by Purchaser's counsel within three (3) business days of receipt of such submission. The parties shall use best efforts to secure clearance by the SEC within thirty (30) days after the initial filing. Purchaser's counsel shall prepare responsive materials to any comment letters within three (3) business days of receipt of each such comment letter. Upon clearance by the SEC (or the passage of time without receipt of comments which indicates that no comments will be forthcoming), the Company shall call the Meeting in accordance with such proxy materials and in accordance with all applicable laws, rules and regulations, to be held as soon as reasonably possible after such clearance (the date of the Meeting, the "Meeting Date").


1.5 Third-Party Stock Purchases. Within fifteen (15) days after the Meeting Date, Purchaser shall cause the consummation of the sale of 750,000 shares (pre-reverse split numbers) of common stock in the Company currently owned by The Hawks Company Limited Partnership and 500,000 (pre-reverse split numbers) shares of common stock in the Company currently owned by Jess A. Tolerton , all at a price of $0.05 per share (pre-reverse split price), to one or more third parties, such consideration to be paid to such owners by certified check or wire transfer. The current owners of such shares shall cooperate with Purchaser to enable consummation of such sales, by delivery of stock certificates, stock powers with signature guarantees, and such other documents as may be reasonably necessary.

1.6 Financings. Within one year after consummation of the transactions described in Sections 1.1-1.5 above, Purchaser shall assist the Company in effectuating one or more financings of not less than $1,000,000 and up to $2,000,000 by way of sale of stock through private placement, registered offering or overseas offering, or by bank financing or otherwise, as the then-constituted Board of the Company shall determine. The proceeds of such financings shall be used for drilling new wells, exploitation of existing wells, and such other Company purposes as the Board shall determine. As compensation for Purchaser's effectuating such financings of at least $1,000,000, Purchaser shall receive options to purchase 700,000 shares of common stock of the Company at an exercise price of $1.00 per share (post-reverse split) (which price shall not be decreased by the Company other than pursuant to standard price adjustment provisions), 350,000 of which shall have an exercise period of two years, and 350,000 of which shall have an exercise period of three years, substantially in the form attached hereto as Exhibit B.

2    REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PRINCIPALS.
     The Principals jointly and severally represent, warrant and covenant to Purchaser as follows:

2.1 Stock Ownership. 2,135,500 of the issued and outstanding shares of the capital stock of the Company are beneficially owned, and at the Meeting Date will be beneficially owned, by Bradley free and clear of all liens, encumbrances, restrictions, claims, options, warrants, calls and commitments of every kind; 650,000 of the issued and outstanding shares of the capital stock of the Company are owned, and at the Meeting Date will be owned, by Tolerton free and clear of all liens, encumbrances, restrictions, claims, options, warrants, calls and commitments of every kind; the Principals have full legal right, power and authority to enter into this Agreement and to vote as shareholders and as directors of the Company in favor of all of the transactions described herein, and shall so vote; Tolerton has full legal right, power and authority to exchange, assign and transfer his shares to a third party arranged by Purchaser pursuant to Section 1.5 hereof; and, on the date of such transfer, the delivery to such third party(ies) of Tolerton's stock pursuant to the provisions of this Agreement will transfer valid title thereto, free and clear of all liens, encumbrances, claims, options, warrants, calls and commitments of any kind.

2.2 Existence and Good Standing. Except as set forth on Schedule 2.2, the Company is a corporation duly organized and validly existing in good standing under the laws of the State of Wyoming, and is duly authorized, qualified, permitted and licensed under all applicable laws, regulations, ordinances and orders of public authorities to carry on its business in the places and in the manner as now conducted except where the failure to do so would not have a material adverse effect on the Company's business. True and complete copies of the charter documents and by-laws of the Company, as amended to the date hereof, certified as of a recent date (x) in the case of the charter documents of the Company, by the Secretary of State of Wyoming, and (y) in the case of the by-laws, by the Secretary of the Company, have been delivered to Purchaser.
     Schedule 2.2 lists the directors and officers of the Company and the Company's EDGAR code numbers, including CIK, password, CIK Confirmation Code, and PMAC, all of which are currently valid. The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the Board of Directors) are correct and complete. The Company is not in default under or in violation of any provision of its charter or by-laws.

2.3 Outstanding Stock. The authorized capital stock of the Company consists of 25,000,000 shares of common stock, $0.01 par value, of which 17,250,000 shares are issued and outstanding and no shares are held in treasury. Each share of issued and outstanding stock is duly and validly authorized and issued, fully paid and nonassessable, and was not issued in violation of the preemptive rights of any stockholder granted by any stockholder or the Company. No option, warrant, call or commitment of any kind obligating the Company to issue any of its authorized but unissued capital stock or other equity interest exists. The common stock is now and at the Meeting Date will be quoted on the OTC bulleting board.
     To the Principals' knowledge, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company.

2.4 Subsidiaries. Other than as set forth on Schedule 2.4 hereto, the Company does not have any subsidiaries nor own any securities (i.e., stock, warrants, calls, options, notes, bonds or other evidences of ownership or indebtedness) of any other person, firm or corporation. The Company's sole subsidiary, Wyoming Coal Corp., has no assets, liabilities or operations.

2.5 Financial Statements; SEC Filings. The Principals have delivered to Purchaser true and complete copies of the following statements of the Company (Schedule 2.5):

     2.5.1  Unaudited Balance Sheet as of August 31, 1999
            (hereinafter referred to as the "Balance Sheet Date") and applicable notes;

     2.5.2  Unaudited Statements of Income, Changes in
            Stockholders' Equity, and Cash Flow for the quarter ended on the Balance Sheet Date, and applicable notes;

     2.5.3 Copies of all annual reports to shareholders, 10-Q forms, 10-K forms and all other forms or documents filed with the Securities and Exchange Commission (the "SEC") or distributed to shareholders within the last three (3) fiscal years (all of which documents are listed on Schedule 2.5.3).

     All financial statements delivered herewith or as a part of such SEC filings are in accordance with the books and records of the Company; are complete and correct in all material respects; are correct and complete and are consistent with the books and records of the Company (which books and records are correct and complete); and have been prepared in accordance with generally accepted accounting principles consistently applied.

     The Company has timely filed all forms, reports and documents required to be filed by the Company with the SEC since January 1, 1996. All such required forms, reports and documents (including those that the Company may file subsequent to the date hereof), as amended, are referred to herein as the "Company SEC Reports." As of their respective dates, the Company SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date hereof by a subsequently filed Company SEC Report. The Company's subsidiary is not required to file any forms, reports or other documents with the SEC.

     Each of the financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "Company Financials"), including each Company SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented in all material respects the financial position of the Company as at the respective dates thereof and the results of the Company's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments.

     The Company has heretofore furnished to Purchaser a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

2.6 Liabilities. The Principals have delivered to Purchaser an accurate description (Schedule 2.6) as of the date hereof of all liabilities of the Company not reflected on the Balance Sheet as of the Balance Sheet Date. The Company has no liabilities other than as set forth on Schedule 2.6 and on the Balance Sheet, and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against the Company giving rise to any liability.

2.7 Receivables. The Principals have delivered to Purchaser an accurate list (Schedule 2.7) as of the Balance Sheet Date of the accounts and notes receivable of the Company.

2.8 Permits, Licenses, etc. The Principals have has delivered to Purchaser an accurate list (Schedule 2.8) as of the Balance Sheet Date of all permits, licenses, franchises, certificates, trademarks, trade names, patents, patent applications and copyrights owned or held by the Company, all of which are now valid and in good standing. Such permits, licenses, orders, approvals, variances, franchises, etc., are adequate for the operation of the Company's business as presently constituted, except where the failure to have such would not have a material adverse effect on the Company's business.

2.9 Fixed Assets. The Directors have delivered to Purchaser an accurate list of the book value of the major categories of all the fixed assets of the Company as of the Balance Sheet Date (Schedule 2.9). Substantially all of the machinery and equipment of the Company is in good working order and condition, subject to normal life expectancy. Since the Balance Sheet Date the Company has not acquired or sold or otherwise disposed of any fixed assets. Except as described on Schedule 2.9, all fixed assets used by the Company in the operation of its business are owned by the Company. Schedule
     2.9 contains, without limitation, copies of all title reports and title insurance policies received or owned by the Company.

2.10 Other Assets. The Directors have delivered to Purchaser an accurate list (Schedule 2.10) as of the Balance Sheet Date of all properties and assets of the Company with values in excess of $1,000 other than those shown on Schedules 2.7, 2.8, and
     2.9. Except as indicated on Schedule 2.10, since the Balance Sheet Date, the Company has not acquired or sold or otherwise disposed of any of such properties or assets which would be considered material singly or in the aggregate to the Company. The Company has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it located on its premises, or shown on the most recent Balance Sheet provided pursuant hereto or acquired after the Balance Sheet Date, free and clear of all liens and encumbrances, except for properties and assets disposed of in the ordinary course of business since the Balance Sheet Date.

     Other than as disclosed on Schedule 2.10, management of the Company has not devoted any significant effort or expenditure in the two year period prior to the execution hereof to any plans or projects involving the opening of new operations or the acquisition of any real property or existing business nor does management have any plans or projects which, if pursued, would require any such significant effort or expenditure.

2.11 Contracts and Agreements; Adverse Restrictions.

     2.11.1 The Principals have delivered to Purchaser an accurate list (Schedule 2.11.1) as of the date hereof of all contracts and agreements to which the Company is a party or by which it or any of its property is bound (including, but not limited to, joint venture or partnership agreements, leasehold agreements, working interest agreements, contracts with any labor organizations, loan agreements, bonds, mortgages, liens, pledges or other security agreements) and have made available for inspection by Purchaser all of said contracts and agreements. None of such contracts or agreements unduly burdens or restricts the Company in the ordinary course of its business. The Company has complied in all material respects with all commitments and obligations under all such contracts and agreements.

     2.11.2 The Company is not a party to any contract, agreement or other commitment or instrument or subject to any charter or other corporate restriction or subject to any restriction or condition contained in any permit, site assignment, license, judgment, order, writ, injunction, decree or award which materially adversely affects or in the future is expected to (so far as the Principals now believe) materially adversely affect, the business, operations, properties, assets or condition (financial or otherwise) of the Company considered as a whole.

2.12 Insurance. The Principals have delivered to Purchaser an accurate list (Schedule 2.12) as of the date hereof of all insurance policies carried by the Company (including all policies issued within the last three years whether or not currently in effect) specifying, in each case, the name of the insurer, a summary description of the property or interest insured and the type of risks insured, the deductible and limits of coverage, and the annual premium therefor; and have made available for inspection by Purchaser copies of all of such policies. The Company carries insurance which the Principals believe to be adequate in character and amount, with reputable insurers in respect of its properties, assets and business and such insurance policies are still in full force and effect and shall remain in effect at least until the Meeting Date.

2.13 No Pension Plan. The Company does not have, nor has it ever had, any pension, profit sharing, deferred compensation, stock option, employee stock purchase or other employee benefit plan or agreement, other than an option plan which expired more than five (5) prior to the date hereof.

2.14 Laws and Regulations; Litigation. The Company is not in violation of or default under any law or regulation, or under any order of any court or federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality having jurisdiction over the Company and, except to the extent set forth on Schedule 2.14, there are no claims, actions, suits, proceedings, or responses to or rejections of any required or voluntary filing or submission, pending, or threatened against or affecting the Company, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission board, bureau, agency or instrumentality having jurisdiction over the Company. The Company has conducted and is conducting its business in compliance with, and is in compliance with the requirements, standards, criteria and conditions set forth in applicable federal, state and local statutes, ordinances, permits, licenses, orders, approvals, variances, rules and regulations and is not in violation of any of the foregoing and has incurred no liability under the foregoing which might materially adversely affect the business, operations, affairs, prospects, properties, assets, profits or condition (financial or otherwise) of the Company. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor the compliance with the terms and provisions hereof or thereof will conflict with or result in a breach of any of the terms, conditions or provisions of any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Company or either Principals is subject, including but not limited to federal and state securities laws, or any provision of the charter or by-laws of the Company; or conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which either Principal or the Company is a party or by which either is bound or to which any of any of their assets are subject.

2.15 Taxes. The Company has filed all federal, state, local and other tax and information returns that it was required to file. All such tax returns were correct and complete in all respects. Other than as set forth on Schedule 2.15 hereof, all taxes owed by the Company (whether or not shown on any tax return) have been paid. The Company is not currently the beneficiary of any extension of time within which to file any tax return. No claim has ever been made by an authority in a jurisdiction where the Company does not file tax returns that it is or may be subject to taxation by that jurisdiction. There are no security interests on any of the assets of the Company that arose in connection with any failure or alledged failure to pay any tax. The Company has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
     There are no claims against the Company of which the Company has been notified or of which either Principal is aware for federal, state, local or other taxes. The amounts shown as provisions and reserves for taxes on the financial statements of the Company as of the Balance Sheet Date and for the periods then ended delivered to Purchaser as a part of
     Schedule 2.5 are sufficient for the payment of all taxes of all kinds for all fiscal periods ended on or before that date.

2.16 Copies Complete; No Default. The certified copies of the charter documents and by-laws, both as amended to date, of the Company and the copies of all leases, instruments, agreements, licenses, permits, certificates or other documents, which have been examined by or delivered to Purchaser in connection with the transactions contemplated hereby, are complete and correct; except as disclosed on Schedule 2.6 or Schedule
     2.11.1 hereto, to the best of the knowledge of the Principals no party thereto is in default thereunder; the rights and benefits of the Company thereunder will not be materially adversely affected by the transactions contemplated hereby; and the execution of this Agreement and the performance of the obligations hereunder will not violate or result in a breach or constitute a default under any of the terms or provisions thereof. Except as provided herein, none of such leases, instruments, agreements, licenses, site assignments, permits, certificates or other documents requires notice to, or the consent or approval of, any governmental agency or other third party regarding any of the transactions contemplated hereby; any consents or approvals required shall be obtained by the Principals and the Company prior to Closing.

2.17 No Governmental Contracts. The Company is not now nor has it ever been a party to any governmental contracts subject to price redetermination or renegotiation.

2.18 No Change. Since the Balance Sheet Date there has not been, other than in the ordinary course of business:

     2.18.1 any material adverse change in the financial condition, assets, liabilities (contingent or otherwise), income, operations or business of the Company;

     2.18.2 any material damage, destruction or loss (whether or not covered by insurance) adversely affecting the properties or business of the Company;

     2.18.3 any change or agreement to change the ownership of the authorized capital or outstanding securities of the Company;

     2.18.4 any declaration or payment of, or any agreement to declare or pay, any dividend or distribution in respect of an equity interest or any direct or indirect redemption, purchase or other acquisition of any of the stock of the Company;

     2.18.5 any increase in the compensation payable or to become payable by the Company to any of its directors, officers, employees or agents, or any accrual or arrangement for or payment of any bonus or other special compensation to any employee or any severance or termination pay paid to any present or former officer or other key employee of the Company;

     2.18.6 any labor trouble affecting the business or future prospects of the Company;

     2.18.7 (i) any sale or transfer, or any agreement to sell or transfer, any assets, property or rights of the Company to any other person, including, without limitation, either Principal or any affiliate of theirs (other than in the ordinary course of business) or (ii) the cancellation, or agreement to cancel, any indebtedness or other obligation of either Principal or any affiliate of theirs to the Company, other than as contemplated by this Agreement;

     2.18.8 any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of the assets, property or rights of the Company or requiring consent of any party to the transfer and assignment of any such assets, property or rights;

     2.18.9 any purchase or acquisition, or agreement, plan or arrangement by the Company to purchase or acquire, any property, rights or assets; any incurrence of indebtedness by the Company or agreement, plan or arrangement by the Company to incur any indebtedness;

     2.18.10 any waiver by the Company of any material rights or claims;

     2.18.11 any material amendment or termination of any contract, agreement, license, permit or other right to which the Company is a party; or

     2.18.12 any material transaction or commitment to undertake any material transaction by the Company not disclosed to Purchaser herein.

2.19 Binding Obligation. The Principals are individuals of contractual capacity. Each Principal has full power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement is a legal, valid and binding obligation of each Principal and is enforceable against each Principal in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally. Neither Principal need give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

2.20 No Misleading Statements. The representations and warranties contained in this Agreement, the exhibits and schedules hereto and all other documents and information furnished to Purchaser and its representatives pursuant hereto, when taken as a whole, do not and will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements made not misleading.

2.21 No Adverse Conditions. To the best of the Principals' knowledge, other than general business and market conditions, no condition or conditions exist or will exist on the Meeting Date which may materially impair the operations of the Company or may materially impair the future revenue or profitability of the Company.

2.22 No Adverse Changes. Except as set forth on Schedule 2.6, no material adverse change has occurred within the last three years in the financial condition, assets, liabilities
     (contingent or otherwise), income, operations or business of the Company.

2.23 Accurate and Complete Statements. The books, ledgers, financial records and other records of the Company:

     2.23.1 have been fully, properly and accurately maintained, are in the possession of the Company and contain true and accurate records of all matters required to be entered therein by law,

     2.23.2 do not contain or reflect any material discrepancies, and

     2.23.3 give and reflect a true and fair representation of the matters which ought to appear therein.

3 REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser represents and warrants as follows:

3.1 Binding Obligation. Purchaser is an individual of contractual capacity. Purchaser has full power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement is a legal, valid and binding obligation of Purchaser and is enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally. Purchaser need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

3.2 No Default. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor the compliance with the terms and provisions hereof or thereof will conflict with or result in a breach of any of the terms, conditions or provisions of any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Purchaser is subject, including but not limited to federal and state securities laws; or conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Purchaser is a party or by which Purchaser is bound or to which any of Purchaser's assets are subject.

3.3 Litigation. There is no litigation, administrative proceeding or other action or proceeding pending or threatened against Purchaser which would prevent or hinder performance by Purchaser of his obligations under this Agreement.

3.4 Investment. Purchaser is acquiring the Stock for his own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same; and Purchaser has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof.

3.5 No Registration. Purchaser understands that the Stock has not been registered under the Securities Act or any state securities law, by reason of its issuance in a transaction exempt from the registration requirements of the Securities Act and such laws, and that it must be held indefinitely unless it is subsequently registered under the Securities Act and such laws or a subsequent disposition thereof is exempt from registration. The certificates for the Stock shall bear a legend to such effect.

3.6 Experience. Purchaser is a sophisticated investor with sufficient knowledge and experience in business and financial matters and with respect to investment in securities of public companies so as to enable him to analyze and evaluate the merits and risks of the investment contemplated hereby and is able to bear the economic risk of such investment. Purchaser has carefully reviewed the representations concerning the Company contained in this Agreement and has made detailed inquiry concerning the Company, its business and its personnel; the officers of the Company have made available to Purchaser any and all written information that he has requested and have answered to Purchaser's satisfaction all inquiries made by Purchaser; Purchaser has adequate net worth to sustain a complete loss of its investment in the Company; Purchaser's overall commitment to investments that are not readily marketable is not disproportionate to his net worth and Purchaser's investment in the Stock will not cause such overall commitment to become excessive.

4 COVENANTS OF THE PARTIES PRIOR TO MEETING DATE. Between the date of this Agreement and the Meeting Date:

4.1 Access; Confidential Information. The Principals and the Company will afford to the authorized representatives of Purchaser access to the plants, properties, books and records of the Company and will furnish Purchaser with such additional financial and operating data and other information as to the business and properties of the Company as Purchaser may from time to time request. Purchaser's investigations will not unreasonably interfere with the Company's normal operations. The Principals will cooperate with Purchaser, his representatives and counsel in the preparation of any documents or other material which may be required in connection with any documents or materials required by any governmental agency. Purchaser will cause all information obtained from the Principals or the Company in connection with the negotiation and performance of this Agreement to be treated as confidential (except such information as Purchaser may be required to disclose to any governmental agency or as may already be in the public domain) and will not use, and will not knowingly permit others to use, any such information other than in connection with the transaction contemplated hereby.

4.2  Operations.  The Principals will cause the Company to:

     4.2.1 carry on its business in substantially the same manner as it has heretofore and not introduce any new method, or discontinue any existing method, of management, operation or accounting;

     4.2.2 maintain its properties and facilities in as good working order and condition as at present, ordinary wear and tear excepted;

     4.2.3 perform all its obligations under agreements relating to or affecting its assets, properties and rights;

     4.2.4 keep in full force and effect present insurance policies or other comparable insurance coverage;

     4.2.5 use its best efforts to maintain and preserve its business organization intact, retain its present employees and maintain its relationship with suppliers, customers and others having business relations with it;

     4.2.6 advise Purchaser promptly in writing of any change in any document, schedule or other information delivered pursuant to this Agreement; and

     4.2.7 file on a timely basis all notices, reports or other filings required to be filed with or reported to any federal, state, municipal or other governmental department, commission, board, bureau, agency or any instrumentality of any of the foregoing wherever located necessary to maintain, renew or extend any permit, license, variance or any other approval required by any governmental authority or otherwise necessary and/or required for the continuing operation of the Company.

4.3 No Change. The Principals will not allow the Company, without prior written consent of Purchaser, to:

     4.3.1  make any change in its charter documents or by-laws;

     4.3.2 authorize, issue, transfer or distribute any securities of the Company, other than in the ordinary course of trading;

     4.3.3 enter into any contract or commitment or incur or agree to incur any debt or any other liability, except in the ordinary course of business; make any capital expenditures; or enter into any arrangement with respect to the accrual of bonuses to employees;

     4.3.4 create, assume or otherwise voluntarily permit the imposition of any mortgage, pledge or other lien or encumbrance upon any assets or properties whether now owned or hereafter acquired;

     4.3.5 sell, assign, lease or otherwise transfer or dispose of any property or equipment other than in the ordinary course of business;

     4.3.6 merge or consolidate or agree to merge or consolidate with or into any other person, firm or corporation;

     4.3.7  waive any material rights or claims;

     4.3.8 amend or terminate any contract, agreement, license or other right to which the Company is a party; or

     4.3.9 enter into any transaction outside the ordinary course of its business.

4.4 Required Certificates. A "Certificate of Good Standing" for the Company issued by the Secretary of State of Wyoming will be delivered to Purchaser by the Principals not later than the Meeting Date. Certificates showing that all state franchise (and/or income) taxes for the Company for all periods prior to the Meeting Date, issued by the appropriate state agency in Wyoming and in each state in which the Company is authorized to do business, will be delivered to Purchaser by the Principals, no later than the Meeting Date. Notwithstanding the foregoing, if despite best efforts by the Principals to obtain such certificates from the state of Wyoming they are unable to do so prior to the Meeting Date, they shall deliver in lieu thereof at the Meeting a certificate from the Treasurer of the Company to the same effect and shall deliver the certificate from the state of Wyoming subsequent to Closing.

4.5 Public Statements. Before the Company or the Principals shall release any information concerning this Agreement or the transactions contemplated by this Agreement which is intended for or may result in public dissemination thereof, they shall cooperate with Purchaser, shall furnish drafts of all documents or proposed oral statements to Purchaser for comments, and shall not release any such information without the written consent of Purchaser, which consent shall not be unreasonably withheld. Before Purchaser shall release any information concerning this Agreement or the transactions contemplated by this Agreement which is intended for or may result in public dissemination thereof, he shall cooperate with the Principals, shall furnish drafts of all documents or proposed oral statements to the Principals for comments, and shall not release any such information without the written consent of the Principals, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent the Company, the Principals or Purchaser from releasing any information to any governmental authority if required to do so by law.

4.6 Securities Laws Compliance. The Principals and Purchaser shall timely take all action necessary to ensure that the transaction contemplated hereby will comply with all applicable federal and state securities laws.

5    INDEMNIFICATION.

5.1 By Bradley. Subject to the other terms of this Section 5, Bradley agrees to defend, indemnify and hold harmless
     Purchaser from, against and in respect of:


     5.1.1 any and all damages, loss, deficiency, costs or expenses exceeding $5,000 in the aggregate and resulting from any misrepresentation, breach of warranty, or nonfulfillment of any agreement or covenant on the part of either Principal under this Agreement or any misrepresentation in or omission from any list, schedule, certificate, or other instrument furnished or to be furnished to Purchaser pursuant to the terms of this Agreement; and including in each case all costs and expenses of all actions, suits, proceedings, demands, assessments and adjustments (including specifically, but without limitation, attorneys' fees and expenses of investigation) incident to any of the foregoing (all of which costs shall be included in calculation of the aggregate threshold referred to above).

5.2 By Purchaser. Subject to the other terms of this Section 5, the Purchaser agrees to defend, indemnify and hold harmless the Company and Bradley from, against and in respect of:

     5.2.1 any and all damages, loss, deficiency, costs or expenses exceeding $5,000 in the aggregate and resulting from any misrepresentation, breach of warranty, or nonfulfillment of any agreement or covenant on the part of Purchaser under this Agreement or any misrepresentation in or omission from any list, schedule, certificate, or other instrument furnished or to be furnished to Principals pursuant to the terms of this Agreement; and including in each case all costs and expenses of all actions, suits, proceedings, demands, assessments and adjustments (including specifically, but without limitation, attorneys' fees and expenses of investigation) incident to any of the foregoing (all of which costs shall be included in calculation of the aggregate threshold referred to above).

5.3 Notice. Notice shall be given promptly to each indemnifying party of any claim or litigation the existence of which gives rise to the operation of the foregoing indemnity. The indemnifying party(ies) shall investigate and defend such claim at their expense. Any settlement shall be with the consent of the indemnified party(ies). If the indemnifying party(ies) fail to defend the claim, the indemnified party(ies) may defend such claim with power to settle and the indemnifying party(ies) shall pay the costs and expenses thereof and the amount of any settlement or judgment.

6 CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER. Except as otherwise provided in this Section 6, the obligations of Purchaser hereunder are, at his option, subject to the satisfaction, on or prior to the Meeting Date, of each of the following conditions.

6.1 Accuracy of Representations; Performance of Covenants. The representations and warranties of the Principals contained in this Agreement shall be true on and as of the Meeting Date with the same effect as though such representations and warranties had been made on and as of such date; each and all of the agreements of the Principals and the Company to be performed on or before the Meeting Date pursuant to the terms hereof shall have been performed; and the Principals shall have delivered to Purchaser a certificate dated the Meeting Date and signed by the Principals to all such effects.

6.2 Governmental Contracts; No Litigation. All necessary consents of, notices to, and filings with any governmental authority or agency, including without limitation the Securities and Exchange Commission, relating to the consummation of the transactions contemplated in this Agreement shall have been obtained or accomplished and no action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit the acquisition by Purchaser of the shares and no governmental agency or body shall have taken any other action or made any request of Purchaser in connection with this transaction as a result of which Purchaser reasonably deems it inadvisable to proceed with the transactions hereunder.

6.3 No Adverse Change. No adverse change in the results of operations, financial condition or business of the Company shall have occurred, and the Company shall not have suffered any loss or damage to any of its properties or assets, whether or not covered by insurance, since the Balance Sheet Date, which change, loss or damage materially adversely affects or impairs the ability of the Company to conduct its business and Purchaser shall have received a certificate signed by the Principals dated the Meeting Date to such effect.

6.4 Updates. The Principals shall have delivered to Purchaser accurate updates to each of the schedules to this Agreement, as of the Meeting Date, showing all additions or changes to the items described in each of such schedules arising since the date of such schedules.

6.5 Resignations. The Principals shall have delivered to Purchaser the resignation effective as of the Meeting Date of Tolerton as director, secretary and treasurer of the Company.

6.6 Releases. The Principals shall have delivered to Purchaser an instrument dated the Meeting Date releasing the Company and Purchaser from any and all claims of the Principals against the Company through such date.

6.7 Approval by Counsel. All actions, proceedings, instruments and documents required to carry out this Agreement or incidental hereto and all other related legal matters shall have met the reasonable satisfaction of counsel to Purchaser and such counsel shall have been furnished with all such documents and instruments as they shall have reasonably requested in connection with the transactions contemplated herein.

6.8 Investment by Others. No offer shall have been publicly proposed or made by any other party to purchase five percent (5%) or more of the outstanding shares of the Company's common stock. Purchaser shall not have otherwise acquired knowledge that more than five percent (5%) of the outstanding shares of the Company's common stock has been or may be acquired by a person (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) other than Purchaser. No person (as so defined) shall have filed with the Securities and Exchange Commission a Schedule 13D indicating the acquisition of or an intention to acquire beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of more than 5% of any class of the outstanding voting securities of the Company.

7 CONDITION PRECEDENT TO OBLIGATIONS OF THE COMPANY AND THE PRINCIPALS. The obligations of the Company and the Principals hereunder are, at their option, subject to the satisfaction, on or prior to the Meeting Date, of the condition that the representations and warranties of Purchaser contained in
     Section 3 shall be accurate as of the Meeting Date as though such representations and warranties had been made at and as of that time; all of the terms, covenants and conditions of this Agreement to be complied with and performed by Purchaser on or before the Meeting Date shall have been duly complied with and performed; and a certificate to the foregoing effect dated the Meeting Date and signed by Purchaser shall have been delivered to the Principals.

8    TERMINATION.

8.1 By Purchaser. Purchaser may terminate this Agreement by giving written notice to the Company:

     8.1.1 on or before the 30th day following the date of this Agreement if Purchaser is not satisfied with the results of his continuing business, legal and accounting due diligence regarding the Company; or

     8.1.2 at any time prior to the Meeting Date (i) in the event the Company or either Principal has breached any material representation, warranty or covenant contained in this Agreement in any material respect, Purchaser has notified the Company of the breach, and the breach has continued without cure for a period of fifteen (15) days after notice of breach; or (ii) if the Meeting shall not have occurred on or before November 20, 1999 (unless the failure results primarily from Purchaser himself breaching any representation, warranty or covenant contained in this Agreement).

9 SURVIVAL OF REPRESENTATIONS. The representations, warranties, covenants and agreements of the parties contained in this Agreement or in any writing delivered pursuant to the provisions of this Agreement shall survive the consummation of the transactions contemplated hereby and any examination on behalf of the parties.

10   GENERAL.

10.1 Additional Conveyances. Upon the execution of this Agreement, Purchaser and Principals mutually agree to promptly undertake, and to pursue, cooperatively and diligently, the obtaining of all approvals, consents and authorizations required to be given by third parties, governmental or private, that are necessary or appropriate to effect the transactions contemplated in this Agreement in an expeditious and prudent manner. In addition, the Principals shall deliver or cause to be delivered on the Meeting Date, and at such other times and places as shall be reasonably agreed on, such additional instruments as Purchaser may reasonably request for the purpose of carrying out this Agreement. The Principals will cooperate and use its best efforts to have the present officers, directors and employees of the Company cooperate with Purchaser on and after the Meeting Date in furnishing information, evidence, testimony and other assistance in connection with any actions, proceedings, arrangements or disputes of any nature with respect to matters pertaining to all periods prior to the Meeting Date.

10.2 Assignment. This Agreement and the rights of the Principals and the Company hereunder may not be assigned by either Principal or the Company (except by operation of law). Purchaser may assign his rights hereunder only to a member of his immediate family or to a legal entity controlled by him, but shall not be thereby relieved of his obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and their heirs, successors, legal representatives and permissible assigns.

10.3 Entire Agreement. This Agreement (including the schedules and exhibits hereto) and the documents delivered pursuant hereto constitute the entire agreement and understanding among the Company, the Principals, Hawks and Purchaser and supersede any prior agreement and understanding relating to the subject matter of this Agreement. This Agreement may be modified or amended only by a written instrument executed by the Company, the Principals and Purchaser each acting through its duly authorized agent.

10.4 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

10.5 Brokers. Each party represents and warrants that it employed no broker or agent in connection with this transaction and agrees to indemnify the other against all other loss, cost, damage or expense arising out of claims for fees or commissions of other brokers or agents employed or alleged to have been employed by such party.

10.6 Fees and Expenses. Whether or not the transactions herein contemplated shall be consummated, Purchaser will pay the fees, expenses and disbursements of Purchaser and his agents, representatives, accountants and counsel incurred in connection with the subject matter of this Agreement and any amendments thereto. The Principals will pay the fees, expenses and disbursements of the Principals and their agents, representatives, accountants and counsel incurred in connection with the subject matter of this Agreement and any amendments hereto and all other costs and expenses incurred in the performance and compliance with all conditions to be performed by the Principals under this Agreement.

10.7 Notices. Any notice or communication required or permitted hereunder shall be sufficiently given when sent by first class mail, postage prepaid and simultaneously sent by facsimile:

     (a)    If to Purchaser, addressed to him at:

            Michael D. Herman
            1565 Old Stage Rd.
            Colorado Springs, CO 80906
            Facsimile Number: 719-475-7779

With a copy to:

            Julia K. O'Neill, Esq.
            Fleming & O'Neill, P.C.
            268 Summer St.
            Third Floor
            Boston, MA 02210
            Facsimile Number: (617) 350-7797


     (b)    If to the Principals or the Company, to them at:

            Jack C. Bradley

            Wyoming Oil & Minerals, Inc.
            330 S. Center, Suite 419
            Casper, WY 82601
            Facsimile Number: (307) 234-5516

With a copy to the Company's counsel at:

            Samuel Wing, Esq.
            Jones & Keller
            1625 Broadway, Suite 1600
            Denver, CO 80202
            Facsimile Number: (303) 893-6506

10.8 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the state of Wyoming.

10.9 Captions. The captions in this Agreement are for convenience only and shall not be considered a part hereof or affect the construction or interpretation of any provisions of this Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


Witness:                           Purchaser

/s/                                /s/ Michael D. Herman
                                   Michael D. Herman


Witness:                           Wyoming Oil & Minerals, Inc.

/s/                                /s/ Jess A. Tolerton, Chairman
                                   By: Jess A. Tolerton, Chairman
Witness:

/s/                                /s/ Jess A. Tolerton
                                   Jess A. Tolerton, Individually
Witness:

/s/                                /s/ Jack C. Bradley
                                   Jack C. Bradley, Individually

Witness: The Hawks Company Limited Partnership (Solely with respect to Section 1.5)
/s/
                                   By: /s/ Donald Galles
                                   Donald Galles, duly authorized


                                 EXHIBIT A
                             	ESCROW AGREEMENT

This Escrow Agreement is dated as of the 29th day of October, 1999, among Wyoming Oil & Minerals, Inc. ("WOM") ; Michael D. Herman ("Herman") [or his permissible assignee]; Jack Bradley ("Bradley"); and Julia K. O'Neill, Esq., as escrow agent (the "Escrow Agent").

In consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	WOM has delivered to the Escrow Agent on or prior to this date certificate(s) representing seven million four hundred thousand (7,400,000) shares of common stock in WOM, issued in the name of Herman (the "Shares"), in accordance with the Stock Purchase and Restructuring Agreement executed by WOM, Herman, Bradley et al. dated October 29, 1999 (the "Definitive Agreement").

2.	On the date of the special shareholders' meeting (the "Meeting") to be held by WOM in accordance with the Definitive Agreement, Herman shall cause each person proposed by Herman (including Herman) and elected to the Board of Directors of WOM at said meeting (not including Bradley) to execute and deliver to Herman an undated resignation from such position. Herman shall immediately deliver same (the "Resignations") to the Escrow Agent.

3.  	The Escrow Agent shall hold and distribute the Shares and
Resignations as follows.

(a)	If Bradley does not deliver any Notice of Default, as
described below, to the Escrow Agent on or before the date which is 105 days after the Meeting, then on such date the Escrow Agent shall immediately distribute the Shares to Herman and shall destroy the Resignations. This Agreement shall thereupon automatically terminate.

(b)	If Bradley delivers a Notice of Default to the Escrow Agent at any time on or before the date which is 105 days after the Meeting, then Escrow Agent shall immediately notify Herman of her receipt of Bradley's Notice of Default and shall provide a copy of such notice to Herman promptly thereafter. Herman shall have the right to dispute, by notice to the Escrow Agent, any such Notice of Default for a period of fourteen (14) days after delivery of such notice by Escrow Agent to Herman. In the event Herman does so dispute such Notice of Default, the provisions of
Section 4(d) shall apply. If Bradley has delivered a Notice of Default to the Escrow Agent at any time on or before the date which is 105 days after the Meeting, and Herman does not so dispute such Notice of Default within said fourteen (14) day period, then the Escrow Agent shall promptly deliver the Shares to WOM, in care of Bradley, for cancellation, and shall simultaneously deliver the Resignations to WOM, in care of Bradley.

(c)	Bradley shall be entitled to deliver a Notice of Default to
the Escrow Agent only within fourteen (14) days after the occurrence of any of the following:

(i) 	Herman's failure to timely cause the termination of
Bradley's personal guaranties in accordance with Section
1.2 of the Definitive Agreement;

(ii)	Herman's failure to timely cause the payment of inter-
company accounts in accordance with Section 1.3 of the Definitive Agreement; or

(iii) Herman's failure to timely cause the consummation of the sales of stock described in Section 1.5 of the Definitive
Agreement, in accordance therewith.

4.	The Shares and Resignations shall be held by the Escrow Agent pursuant to the additional terms set forth below:

(a)  	The duties and obligations of the Escrow Agent shall be
determined solely by the express provisions of this Agreement and no implied duties or obligations shall be implied against the Escrow Agent. Further, the Escrow Agent shall be under no obligation to refer to any other document between the other parties hereto related in any way to this Agreement, other than the Definitive Agreement.

(b)  	The Escrow Agent shall not be liable to anyone by reason of
any error or judgment, or for any act done or step taken or omitted by the Escrow Agent in good faith, or for any mistake of fact or law, or for anything which the Escrow Agent may do or refrain from doing in connection herewith, unless caused by or arising out of the Escrow Agent's actual and intentional misconduct.

(c)  	The Escrow Agent shall be entitled to rely, and shall be
protected in acting in reliance, upon any writing furnished to the Escrow Agent by any party; shall further be entitled to treat as genuine, and as the document it purports to be, any letter, paper or other document furnished to the Escrow Agent in connection with her role as Escrow Agent; and may rely on any affidavit of any party as to the existence of any facts stated therein to be known by the affiant; provided, however, that the Escrow Agent has provided a notice accompanied by a copy of such writing, document, letter or paper to each party hereto with a copy to such party's attorney and has not received from any party hereto notice of dispute of any of the contents or status of same within seven (7) days after the giving of such notice from the Escrow Agent.

(d) 	In the event of any disagreement between Bradley and Herman
resulting in adverse claims and demands being made in connection with or against the items held in escrow, the Escrow Agent shall be entitled, at her option, to refuse to comply with the claims or demands of either party until such disagreement is finally resolved (i) by an arbitrator hearing the dispute pursuant to the rules of the American Arbitration Association, to which arbitration the parties hereby agree to submit in the event of any dispute, and in so doing the Escrow Agent shall not be or become liable to any party, or (ii) by written settlement between the parties. The Parties agree that any arbitration shall be at WOM's expense and shall take place in Cheyenne, Wyoming and that Wyoming law shall control in all respects.

(e)  	Herman and Bradley agree, jointly and severally, to indemnify and hold harmless the Escrow Agent against any and all losses, liabilities, costs (including legal fees) and other expenses in any way incurred by the Escrow Agent in connection with or as a result of any disagreement between the parties under this Agreement or otherwise incurred by the Escrow Agent in any way on account of her role as escrow agent, except as otherwise specifically provided in this Agreement; provided, however, that if it is determined in an arbitration that any party was a defaulting party, then that party shall solely indemnify and hold harmless the Escrow Agent, and the non-defaulting party shall not be required to indemnify and hold harmless the Escrow Agent pursuant hereto.

5.	All notices and other communications required or permitted hereunder must be in writing and shall be deemed sufficiently given or served for all purposes herein set forth when received, if hand delivered, or if mailed by registered or certified mail, return receipt requested, when so mailed and simultaneously sent by facsimile, addressed, if to Escrow Agent, to:

Julia K. O'Neill, Esq.
Fleming & O'Neill, P.C.
268 Summer St., 3d Floor
Boston, MA 02210
Fax: (617) 350-7797

If to Herman, to:

Michael D. Herman
1565 Old Stage Road
Colorado Springs, CO 80906
Fax: (719) 475-7779

If to Bradley, to:

Jack Bradley
330 S. Center, Suite 419
Casper, WY 82601
Fax: 307-234-5516

or to such other address as may be specified from time to time by such party by such notice to the other parties.

6. 	This Agreement and the rights and obligations of the parties hereunder shall be governed by, construed and enforced in accordance with the laws of the State of Wyoming applicable to agreements to be performed entirely within such state.

 	IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the day and year first above written.


                                          /s/ Michael D. Herman
                                          Michael D. Herman


                                          /s/ Jack Bradley
                                          Jack Bradley


                                          Wyoming Oil & Minerals, Inc.

Receipt of the Shares is hereby	    	     By:/s/ Jess A. Tolerton
acknowledged:		                   		     	Jess A. Tolerton, Chairman

/s/ Julia K. O'Neill                      /s/ Julia K. O'Neill
Julia K. O'Neill, Escrow Agent           	Julia K. O'Neill, as Escrow Agent


Receipt of the Resignations is
hereby acknowledged:

Julia K. O'Neill, Escrow Agent